UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6399-8902

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Departure of Certain Directors

Mr. Tong Zhang, a member of the board of directors (the “Board”) of TuanChe Limited, a Cayman Islands exempted limited company (the “Company”), resigned from his positions as the director of the Company, member of the Audit Committee and Nominating and Corporate Governance Committee of the Board, effective on May 3, 2024. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Ms. Wendy Hayes, a member of the Board of the Company, resigned from her positions as the director of the Company, chairwoman of the Audit Committee of the Board and member of the Compensation Committee of the Board, effective on May 3, 2024. Her resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Certain Directors

On May 3, 2024, the Board appointed Mr. Yicheng Yang as a director of the Board, member of the Audit Committee and Nominating and Corporate Governance Committee of the Board, effective on May 3, 2024.

The biographical information of Mr. Yang is set forth below.

Mr. Yang was the deputy manager at Dark Pool Asset Management from June 2018 to April 2020, where he maintained equity pledges and supervised assets management. From November 2017 to February 2016, he was a director of securities department at Bluestone Securities (New Zealand) Limited, where he managed the sales team, developed and coordinated the complete closed-loop process of compliance, risk control, settlement and customer service. Mr. Yang attended Jiangsu University of Science and Technology and received his bachelor’s degree in mechanical design, manufacturing and automation. He attended Singapore Management University and received his master’s degree of science in international trading.

Mr. Yang will receive a monthly salary of $2,000 for his position as the director. Mr. Yang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Mr. Yang is attached hereto as exhibit 99.1.

On April 24, 2024, the Board appointed Mr. Jintao Lin as a director of the Board, chairman of the Audit Committee of the Board and member of the Compensation Committee of the Board, effective on May 1, 2024.

The biographical information of Mr. Lin is set forth below.

Mr. Jintao Lin is currently the chief financial planner of Bluestone Economic Company where he engaged in financial management and planning, optimized the financial structure, and managed to increase to the investment value. From August 2014 to August 2016, he worked as the chief senior economist at Zhongtai International Company, where he formulated corporate strategy, managed team development and coordinated the risk assessment system. Mr. Lin attended South China Normal University from September 2011 to June 2014, and received his bachelor’s degree in finance.

Mr. Lin will receive a monthly salary of $2,000 for his position as the director. Mr. Lin does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Mr. Lin is attached hereto as exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Director Offer Letter to Mr. Yicheng Yang
99.2	Director Offer Letter to Mr. Jintao Lin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TuanChe Limited

Date:	May 3, 2024	By:	/s/ Simon Li
		Name:	Simon Li
		Title:	Chief Financial Officer